May 12, 2005



Via facsimile and U.S. Mail

Crystal Graphite Corporation
Lana Bea Turner, Secretary
#1750-999 West Hastings Street
Vancouver, BC V6C 2W2
Canada

            RE:        Crystal Graphite Corporation
  Form 20-F for the Fiscal Year Ended August 31, 2004
                           File number 000-29976

Dear Ms. Turner:

      We have reviewed the above filing and have the following comments. Our review has been limited to those matters specifically addressed in this letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

            Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Form 20-F for the Fiscal Year Ended August 31, 2004

Exhibit 31.1 and 31.2

1. Please be advised that paragraph 4(b) certifying the design of internal control system need not be provided until the first annual report required to contain management`s report on internal control over financial reporting. Unless you have completed an evaluation of internal control over financial reporting (under Section 404 of the
Sarbanes-Oxley Act of 2002), please remove the certification language over internal controls.

Controls and Procedures

2. Please disclose the following under Item 15:

a. Conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15.

b. Any changes in your internal controls over financial reporting identified in connection with the evaluation required by paragraph
(d) of Rule 13a-15 or Rule 15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably like to materially affect, your internal controls over financial reporting.

		Please refer Item 15 of Form 20-F and related instructions for further detail.

Item 16 of Form 20-F

3. Please include information required under Item 16 of Form 20-F.


Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Yong Choi, Staff Accountant at (202) 824-5682 or
April Sifford, Branch Chief at (202) 942-2983 if you have questions regarding comments on the financial statements and related matters.
Direct any other questions to the undersigned at (202) 942-1870.


Sincerely,




H. Roger Schwall

Assistant Director
??

??

??

??

Crystal Graphite Corporation
May 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE